東京青山・青木法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2007 MAR 21 A 10:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07021971

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Washington, DC

March 16, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Acquisition of the Shares of Nursery Co., Ltd. dated March 15, 2007

Thank you for your attention.

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

dlw 3/21

RECEIVED

2007 MAR 21 A 10: 37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 15, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Acquisition of the Shares of Nursery Co., Ltd.

The Company noticed that, at the meeting of Board of Directors held on March 15, 2007, it resolved to make Nursery Co., Ltd. ("Nursery") a subsidiary of the Company by purchasing 100% of their shares issued, under the basic agreement on the acquisition with Nursery and their shareholders on February 20, 2007, as follows.

Description

1. Summery of the new subsidiary

Company Name:	Nursery Co., Ltd.
Main Business Lines:	Manufacture and marketing of clothes and supplies for nursing
Representative:	President Osamu Teshirogi
Location:	792-7 Iwai-cho, Ashikaga-shi, Tochigi, Japan
Date of Establishment:	May 15, 2001
Term of Fiscal Year:	May to April
Capital:	34 million yen (as of April 30, 2006)
Net Sales:	418 million yen (for fiscal year ended April 30, 2006)
Number of Employees:	50 employees (as of April 30, 2006)
Number of Shares Outstanding:	690 shares

Shareholders and shareholding ratio: (*round-down to the tenth place)

Names	Number of shares held	Ratio(*)
Osamu Teshirogi	680 shares	98.5%
Tokuko Teshirogi	10 shares	1.4%

Business results for two most recent fiscal years: (unit: ¥million, round-down to million)

	FY ended April 30, 2005	FY ended April 30, 2006
Net Sales	361	418
Operating Income	-28	-56
Ordinary Income	5	3
Net Income	5	4
Total Assets	173	198

2. Purchase price

Purchase price: 210 million yen

3. Schedule

March 15, 2007	Conclusion of the agreement for transfer of shares
March 30, 2007	Date of acquisition of shares (tentative)

4. Forecast

There will be no changes on the forecast of the Company's consolidated and non-consolidated operating results for fiscal year ending March 31, 2007.

- END -

END